Exhibit 4.2

2017 AMENDMENT TO

ONCOCYTE CORPORATION

2010 STOCK OPTION PLAN

Article I, Section 4 is amended to read as follows:

4.	SHARES OF STOCK SUBJECT TO THE PLAN

The shares that may be issued under the Plan shall be authorized and unissued or reacquired common stock, no par value, of the Company (the “Shares”). The aggregate number of Shares which may be issued under the Plan shall not exceed 5,200,000, unless an adjustment is required in accordance with Article III.